DD 12/2/14

[redacted]

SEC 14042161 ISSION

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 01 2014
WASH. D.C.
201

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-164

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2013 (MM/DD/YY) AND ENDING September 30, 2014 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Ave 14th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin 561-981-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Ave	New York	NY	10017-2703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/3/14

OATH OR AFFIRMATION

I, Alan B. Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Securities Corporation, as of November 28, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHANNA WALLENGREN
Notary Public - State of Florida
My Comm. Expires Jun 18, 2016
Commission # EE 203846

~~Notary~~ Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

National Securities Corporation

(a wholly owned subsidiary of
National Holdings Corporation)

STATEMENT OF FINANCIAL CONDITION

September 30, 2014

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Financial Statement

September 30, 2014

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
National Securities Corporation

We have audited the accompanying statement of financial condition of National Securities Corporation (the "Company") as of September 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of National Securities Corporation as of September 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
November 28, 2014

National Securities Corporation

Statement of Financial Condition
September 30, 2014

ASSETS

Cash	$ 18,246,336
Cash deposits with clearing organizations	300,747
Securities owned, at fair value	111,510
Receivables from broker dealers and clearing organizations	3,835,161
Forgivable loans receivable	503,224
Other receivables, net of allowance for uncollectible accounts of $12,500	2,502,859
Prepaid expenses	463,429
Property and equipment, net	171,418
Goodwill	5,702,000
Intangibles, net	4,904,000
Deferred income taxes, net	397,000
Due from affiliates	32,588
Deposits and other assets	187,758
Due from parent	596,431
TOTAL ASSETS	**$ 37,954,461**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accrued commissions and payroll	$ 10,363,363
Accounts payable and other accrued expenses	3,212,258
Deferred clearing credit	929,981
Due to affiliates	725,310
Total Liabilities	**15,230,912**
Shareholder's Equity	
Common stock $0.02 par value, 5,000,000 shares authorized, 100 shares issued and outstanding	2
Additional paid-in-capital	22,723,547
Retained earnings	-
Total Shareholder's Equity	**22,723,549**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 37,954,461**

See notes to Statement of Financial Condition

NOTE A - DESCRIPTION OF BUSINESS

National Securities Corporation, ("National" or the "Company"), a wholly owned subsidiary of National Holdings Corporation ("Parent"), was incorporated under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer. The Company has offices throughout the United States with its principal office located in Seattle, Washington.

The Company is subject to regulation by, among others, the Securities and Exchange Commission, Financial Industry Regulatory Authority ("FINRA"), the Commodity Futures Trading Commission and the National Futures Association.

The Company does not hold customer funds or securities. The Company clears its transactions on a fully disclosed basis through National Financial Services, LLC, and COR Clearing.

NOTE B – TRANSFER OF OPERATIONS OF PRIME CAPITAL SERVICES, INC.

As a result of the Parent's acquisition of Gilman Ciocia, Inc. ("Gilman") in October 2013, the Parent added Prime Capital Services, Inc. ("Prime") to its portfolio of broker dealer subsidiaries. In November 2013, National and Prime received approval from FINRA allowing for a mass transfer of Prime's brokers and customer accounts to National. This transfer was completed on November 22, 2013. This transfer was done to reduce overhead and consolidate the administrative and regulatory structures of the two entities. The Parent filed a broker dealer withdrawal for Prime in January 2014.

As a result of the transfer between entities under common control, transferred assets, consisting principally of customer accounts and goodwill, were recorded by the Company at the Parent's cost of the Gilman acquisition preliminarily allocated to Prime's transferred assets. As the fair value of customer accounts and other transferred identifiable intangibles, which represented their recorded value ($5,458,000) exceeded their tax bases, a deferred tax liability of $2,161,000 was recorded related to the excess. The goodwill recorded ($5,702,000) is not deductible for tax purposes. The net of the transferred assets and deferred tax liability is recorded as a capital contribution, resulting in an increase of $8,999,000 to additional paid-in capital.

The Parent has not completed the valuation studies necessary to finalize the acquisition-date fair values of assets acquired and liabilities assumed and related allocation of purchase price for Gilman. Accordingly, amounts recorded for Prime's transferred assets are preliminary estimates only. Once the valuation process has been completed, there may be changes to the reported values of such assets, and those changes could differ materially.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

[2] Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance related to deferred tax assets is also recorded when it is more likely than not that some or the entire deferred amount will not be realized.

[3] Property and equipment:

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the lease.

[4] Deferred clearing credit

Deferred clearing credit represents a clearing fee rebate from NFS, which is being recognized pro rata as a reduction of clearing charges over the term of the clearing agreement which expires in 2021.

[5] Intangible assets:

Intangible assets, all of which have finite lives, are being amortized over their estimated useful lives on a straight-line basis. Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining useful life through undiscounted estimated future cash flows. If undiscounted estimated future cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Estimated future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

[6] Goodwill:

Goodwill, which was recorded in connection with the transfer of operations of Prime Capital Services, Inc. by the Parent (See Note B), is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

[6] Goodwill -Continued:

the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over its implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test. The annual impairment test performed on September 30, 2014 based on a qualitative assessment did not indicate any impairment of goodwill.

NOTE D – SECURITIES:

Securities owned and securities sold, but not yet purchased, are recorded at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

Securities are carried at fair value and classified as follows:

Securities Owned:	**Fair Value**	**Level 1**	**Level 2**
Common stock	$ 8,071	$8,071	$ -
Restricted common stock	5,855	-	5,855
Warrants	97,584	-	97,584
Total	$111,510	$8,071	$103,349

Certain positions in common stock and warrants were received as compensation for investment banking services. Warrants are carried at a discount to fair value as determined by using the Black-Scholes option-pricing model

NOTE D – SECURITIES - CONTINUED:

due to illiquidity. This model takes into account the underlying securities' current market value, the market volatility of the underlying securities, the term of the warrants, exercise price, and risk-free rate of return. The common stock positions are restricted and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period. Restricted common stock and warrants are classified as Level 2 securities.

NOTE E – OTHER RECEIVABLES:

Other receivables principally represent trailing fees due from product sponsors.

NOTE F – FORGIVABLE LOANS RECEIVABLE:

From time to time, the Company may make loans, evidenced by promissory notes, primarily to newly recruited independent financial advisors as an incentive for their affiliation. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging up to 9%). These notes have various schedules for repayment or forgiveness based on production or retention requirements being met and mature at various dates through 2018. In the event the advisor's affiliation with the National terminates, the advisor is required to repay the unamortized balance of the note.

The Company provides an allowance for doubtful accounts on the notes based on historical collection experience and continually evaluates the receivables for collectability and possible write-offs where a loss is deemed probable.

NOTE G – INTANGIBLES:

At September 30, 2014, intangibles subject to amortization consisted of the following:

	Estimated Useful Life (years)	Gross Carrying Amount	Accumulated Amortization
Brand	10	$ 940,000	$ 82,000
Non-Competition Agreements	2	218,000	95,000
Customer Relationships	10	4,300,000	377,000
		$ 5,458,000	$ 554,000

NOTE H - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other things, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During 2014, pursuant to a directive form FINRA, the Company changed from using the alternative method of computing net capital to the aggregate indebtedness method. At September 30, 2014, the Company had net capital of $8,698,839 which was $6,682,242 in excess of its required net capital of $2,016,597.

The Company's percentage of aggregate indebtedness to net capital was 347.7%.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k) (2) (ii) as it clears its customer transactions through its correspondent brokers on a fully disclosed basis.

NOTE I - INCOME TAXES

The Company is included in consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis, which for 2014 amounted to $773,449 will be paid to its Parent, or reduce the amount due from its parent.

A deferred tax liability of approximately $2,161,000 was recorded in connection with the transfer of Prime's assets to the Company for the excess of financial statement bases over the tax bases of the contributed assets (See Note B). Such deferred tax liability may be used to offset the reversal of the Company's pre-existing deferred tax assets. Accordingly, the Company's deferred tax valuation allowance has been reduced by $2,161,000.

Deferred tax amounts are comprised of the following at September 30, 2014:

Deferred tax assets:	
Federal AMT credit carryover	$ 179,000
Property and equipment	285,000
Net operating loss carryforwards	1,578,000
Stock-based compensation	294,000
Total deferred tax assets	2,336,000
Deferred tax liability:	
Intangibles	(1,939,000)
Net deferred tax asset	$ 397,000

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2014. Interest and penalties that would accrue according to relevant tax law would be classified as interest and other administrative expense, respectively, on the statement of operations.

At December 31, 2014, the Company has a net operating loss carryforward on a separate company basis of approximately $3.8 million, which expires in various years from 2021 through 2031.

NOTE J - COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

The Company is obligated under several non-cancelable lease agreements for office space, expiring in various years through 2017. Minimum lease payments are as follows:

Year Ending September 30,	Lease Commitments
2015	$372,733
2016	310,057
2017	205,128
	$887,918

NOTE J - COMMITMENTS AND CONTINGENCIES - CONTINUED

[2] Litigation and regulatory matters:

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages of approximately $15,000,000. Many of these Claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time.

The Company establishes liabilities for potential losses from complaints, legal actions, government investigations and proceedings where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In making these decisions, the Company bases its judgments on its knowledge of the situations, consultations with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, the Company cannot predict with certainty the eventual loss or range of loss related to such matters. As of September 30, 2014, the Company accrued approximately $217,000 for these matters. These claims may be covered by our errors and omissions insurance policy. While we will vigorously defend ourselves in these matters, and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

NOTE K - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts for the Company on a fee basis. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients.

It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged to operations, based on the particular facts and circumstances.

The Company maintains cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.

NOTE L - RELATED PARTY TRANSACTIONS

The Company entered into a service agreement in January 2013 with its Parent, whereby the Parent provides the Company with insurance and benefits coverage, rent and utilities, communications services, equipment, email services, office supplies and travel costs as needed.

The Company entered into a service agreement in October 2013 (amended in February 2014) with its affiliate, Gilman Ciocia, Inc.("Gilman"), a wholly owned subsidiary of the Parent, whereby Gilman provides the Company with certain services related to the operations of Prime, principally for accounting, compliance, supervision, information technology, human resources and corporate administrative support services. Additionally, rent and related utilities, advertising, recruiting, general insurance, office supplies, postage and overnight delivery and meals and entertainment may also be furnished as needed.

The Company entered into a service agreement in January 2013 with its affiliate, vFinance Investments, Inc., an indirect wholly owned subsidiary of the Parent, whereby vFinance provides the Company with certain services including trading compliance, operations and trading support.

The Company also entered into another service agreement in January 2013 with vFinance, whereby the Company provides vFinance with certain services including accounting, general compliance, registrations, supervision, information technology, human resources and corporate administrative support services.

NOTE M - STOCK COMPENSATION PLANS

The Company is a participant in its Parent's 2013 Omnibus Incentive Plan (the "Plan"), as amended, which provides for granting of stock options, stock appreciation rights, restricted stock awards, restricted stock units and incentive awards to eligible employees and other service providers.

Non-vested Restricted Stock Units

In 2013, the Company granted to employees and independent financial advisors 1,733,950 restricted stock units to be settled in the Parents commons stock, one third of which vested in September 2013, and one third vest each on the first and second anniversaries of the grant date. At September 30, 2014, there were 534,395 non-vested restricted stock units outstanding.

Stock Options

The Plan provides for the granting of stock options to certain key employees, directors and investment executives. Generally, options outstanding under the Plan are granted at prices equal to or above the market value of the stock on the date of grant, vest either immediately or ratably over up to five years, and expire five years or more subsequent to the award. At September 30, 2014, there were 5,880,000 outstanding stock options with a weighted average remaining contractual term of approximately 5 years.

NOTE N – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 28, 2014, which is the date the financial statements were available to be issued, and has concluded that no such events or transactions took place which would require disclosure herein.